

October 5, 2011

Via Facsimile
Ms. Peggy Schaefer
Treasurer
BOL Bancshares, Inc.
300 St. Charles Avenue
New Orleans, LA 70130

> **Re:** **BOL Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2011**
> **Filed August 30, 2011**
> **File No. 000-16934**

Dear Ms. Schaefer:

We have reviewed your supplemental response dated July 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1. In your response to certain comments you state that you will revise future filings and have included proposed disclosure. It appears that some of the proposed disclosure was included in your June 30, 2011 Form 10-Q while some was not. Please ensure that all revised disclosure that is relevant to interim filings, whether in MD&A or your financial statements, is included in your September 30, 2011 Form 10-Q. It appears that disclosure related to comments 3, 4, 5, 6, 7 and 16 is relevant.

December 31, 2010 Form 10-K

Provision for Loan Losses, page 16

2. Your response to comment 3 in your July 28, 2011 letter does not adequately address the issues raised in the comment. Your proposed disclosure simply repeats the disclosure of your allowance for loan loss methodology instead of discussing the specific credit quality trends in your portfolio and how those changes have impacted your provision for loan losses for the periods presented and allowance for loan losses at each period end. We note that you have no disclosure in your June 30, 2011 Form 10-Q discussing credit quality trends and the impact on financial results. We also note significant and unusual trends such as the negative provisions for loan losses in your Real Estate and Overdraft portfolios and what appears to be a related increase in the allowance for loan loss in the Unallocated portfolio that should be clearly explained.

   Therefore, we repeat comment 3 from our June 24, 2011 letter.

Non-performing Assets, page 20

3. Your response to comment 4 in your July 28, 2011 letter does not adequately address the issues raised in the comment. Your proposed disclosure simply discusses your policies related to impaired and nonaccrual loans. Based on your disclosure on pages 11 and 13 of your amended June 30, 2011 Form 10-Q, it appears that Residential 1-4 Family Real Estate loans comprise the largest portfolio of loans that are considered impaired but are still accruing interest. Please revise all future filings to explain the specific reasons why you have classified these loans as impaired but expect to receive full payment of principal and interest and therefore continue to accrue interest.

Note A. Summary of Significant Accounting Policies

Allowance for Loan Losses, page 43

4. We note your response to comment 5 in your July 28, 2011 letter. We also note that you continue to refer to "Provision for Possible Loan Losses" on page 14 of the amended June 30, 2011 Form 10-Q. Please revise all future filings to appropriately disclose your allowance for loan loss methodology.

5. We note your response to comment 5 in your July 28, 2011 letter in which you state that if you are unable to estimate the fair value of collateral or to estimate the expected cash flows from a loan than you measure impairment based on your aggregate collection experience. Please ensure that your accounting policies and related disclosure are consistent with the guidance in ASC 310-10 for loans individually determined to be impaired. It appears that using your historical collection experience on loans with similar

risk characteristics can be used as a factor to measure impairment based on the present value of expected cash flows discounted at the loans effective interest rate.

June 30, 2011 Form 10-Q/A

Note B. Disclosure about the Fair Value of Financial Instruments, page 9

6. Please note that your fair value estimate of loans includes a measurement for credit risk. Therefore, you should not include the allowance for loan losses in your fair value of financial instruments table. Please revise your future filings accordingly.

Note F. Regulatory Matters, page 17

7. We note the disclosure of the Memorandum of Understanding issued by the FDIC. For each significant action item, please revise all future filings to discuss the actions you have taken or you plan to take to comply with the provision and the current status of your compliance. Please ensure your disclosure:

a. Discusses how your actions will impact future financial results and trends including credit quality trends; and

b. Discusses any changes to your allowance for loan loss methodology and quantifies the impact.

Item 2. Management's Discussion and Analysis, page 18

8. Due to the significance of net interest margin on your results of operations, please consider revising future interim filings to include an average balance sheet, interest and yield table and a rate/volume analysis similar to your disclosure starting on page 13 of your December 31, 2010 Form 10-K. We note Item 303(b) of Regulation S-K.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief